Exhibit 99.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of September 23, 2016

among

SHIJI (HONG KONG) LIMITED

EFUTURE CI LIMITED,
and

EFUTURE HOLDING INC.

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 23, 2016, is by and among Shiji (Hong Kong) Limited, a company incorporated under the laws of Hong Kong S.A.R. (“Parent”), eFuture CI Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct Wholly Owned Subsidiary (as defined below) of Parent (“Merger Sub”), and eFuture Holding Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, the parties intend, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Cayman Companies Law”), that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a direct Wholly Owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the special committee of the board of directors of the Company (the “Company Board”) comprising three independent directors (the “Special Committee”), has unanimously (a) determined that this Agreement and the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and its shareholders (other than the holders of the Cancelled Shares (as defined below)) and declared it advisable for the Company to enter into this Agreement, (b) authorized and approved the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and consummation of the transactions contemplated hereby, including the Merger (collectively, the “Transactions”), and (c) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions by the shareholders of the Company at the Company Shareholders Meeting;

WHEREAS, each of the board of directors of Parent (“Parent Board”), the board of directors of Merger Sub and Parent, in its capacity as sole shareholder of Merger Sub, has (a) authorized and approved the execution, delivery and performance by Parent and Merger Sub (as the case may be) of this Agreement and the Transactions and (b) declared it advisable for Parent and Merger Sub (as the case may be) to enter into this Agreement; and

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution of this Agreement, Parent has executed a support agreement, dated as of the date hereof (the “Support Agreement”) in favor of the Company in respect of the matters specified therein.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

Article I
Definitions

Section 1.1 Certain Definitions. As used in this Agreement, the following terms have the following meanings:

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(a)        “Acceptable Confidentiality Agreement” means an executed confidentiality agreement between the Company and a Person who has made an Acquisition Proposal satisfying the requirements of Section 7.4(b), which contains terms at least as restrictive with respect to such Person as those contained in Section 10.8 with respect to Parent and containing standstill obligations of such Person in reasonable customary form, but excluding any provision calling for any exclusive right to negotiate or having the effect of restricting the Company from satisfying its obligations under this Agreement.

(b)        “Acquisition Proposal” means any inquiry, proposal or offer by any Person regarding any of the following (other than the Transactions): (i) a merger, reorganization, share exchange, consolidation, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company (or any of its Subsidiaries whose business constitutes 20% or more of the gross revenue, operating income, EBITDA or fair market value of the assets of the Company and its Subsidiaries, taken as a whole (each such Subsidiary, a “Key Subsidiary”)); (ii) any sale, lease, license, exchange, transfer, other disposition or joint venture, that would result in any Person (other than Parent and its Affiliates) acquiring assets or business of the Company and its Subsidiaries that constitute or represent 20% or more of the net revenue, net income or fair market value of the assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company or any of the Key Subsidiaries; (iv) any tender offer or exchange offer that, if consummated, would result in any Person (other than Parent and its Affiliates) beneficially owning 20% or more of any class of equity securities of the Company or any of its Key Subsidiaries; or (v) any combination of the foregoing.

(c)        “Affiliate” means, as to any Person, (i) any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person and (ii) with respect to any natural person, any member of the immediate family of such natural person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

(d)        “beneficial ownership” or “beneficially own” shall have the meaning provided in Section 13(d) of the Exchange Act (as defined below) and the rules and regulations thereunder.

(e)        “Business Day” means any day other than Saturday, Sunday or a day on which banking institutions in New York, the Cayman Islands, Hong Kong or Beijing, China are required or authorized to close.

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(f)        “Company Material Adverse Effect” means any fact, event, circumstance, change, condition or effect (“Effect”) that, individually or in the aggregate with all other Effects, (i) has or would reasonably be expected to have a materially adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries taken as a whole, or (ii) prevents or materially impairs the ability of the Company to consummate the Transactions; provided, however, that in the case of clause (i) only, no Effects arising out of, relating to or resulting from any of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur: (A) changes in GAAP (as defined below) or other applicable accounting standards or the interpretation or enforcement thereof after the date of this Agreement or prospective changes in Laws (or interpretations thereof) applicable to the Company or any of its Subsidiaries; (B) changes, effects or circumstances in the industries or markets in which the Company or any of its Subsidiaries operates; (C) changes in general economic, political or financial, credit or securities market conditions generally in the PRC or any other jurisdiction in which any of the Company and its Subsidiaries conducts business; (D) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, acts of God or natural disasters; (E) actions or omissions of the Company or any Company Subsidiaries (x) that are expressly required by this Agreement, (y) taken with the prior written consent of Parent or Merger Sub or (z) taken at the written request of Parent or Merger Sub; (F) any breach of this Agreement by Parent or Merger Sub; (G) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published predictions of revenue, earnings, cash flow or cash position (it being understood that the cause of such failure may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred); (H) any decline in the market price, or change in trading volume, of the capital stock of the Company (it being understood that the cause of such decline or change may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred); (I) any change or prospective change in the Company’s credit ratings (it being understood that the cause of such change may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred), or (J) the public disclosure of this Agreement or the Transactions or the consummation of the Transactions, including any initiation of shareholder litigation or any other legal proceeding relating to this Agreement or the Transactions; provided, further, that in the case of the foregoing clauses (A), (B), (C) and (D), the impact of such change, effect or occurrence is not disproportionately adverse to the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industries in which the Company and its Subsidiaries operate.

(g)        “Company Related Party” means the Company and its Subsidiaries and any of their respective former, current and future Employees, partners, shareholders, agents, managers, members or Affiliates (excluding any Parent Related Party).

(h)        “Company Share Incentive Plans” means, collectively, the 2009 Share Incentive Plan, 2011 Share Incentive Plan, 2013 Share Incentive Plan and 2015 Share Incentive Plan of the Company, each as amended and restated as of the date hereof.

(i)        “Confidential Information” means any confidential or proprietary information, disclosed prior to or after the date hereof by one party or any of its Affiliates to the other party or any of its Affiliates, concerning the disclosing party’s business, financial condition, proprietary technology, research and development and other confidential matters, including without limitation, any confidential or proprietary information provided under or in connection with this Agreement, but shall not include any information which (i) is or becomes generally available to the public other than as a result of a disclosure by the receiving party or its Representatives in violation of Section 10.8 or any other obligation of confidentiality; (ii) was available to the receiving party on a non-confidential basis prior to its disclosure by the disclosing party or its Representatives; or (iii) becomes available to the receiving party on a non-confidential basis from a Person (other than the disclosing party or its Representatives) who is not prohibited from disclosing such information to the receiving party by a legal, contractual or fiduciary obligation to the disclosing party or any of its Representatives.

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(j)        “Employees” means, with respect to the Company and its Subsidiaries, their respective directors, officers and employees.

(k)        “Expenses” means all out-of-pocket fees and expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers and other financial institutions, and consultants to a party and its Affiliates) incurred or accrued by a party or on its behalf in connection with, or related to, the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing and filing of the Proxy Statement (as defined below) and the Schedule 13E-3 (as defined below) and the mailing of the Proxy Statement, the solicitation of Shareholder Approval (as defined below), the filing of any required notices under applicable Law and the carrying out of all other matters related to the closing of the Transactions.

(l)        “Governmental Entity” means any federal, state, local, foreign, supranational, national, provincial or other governmental, regulatory, self-regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body.

(m)        “Hazardous Material” means any chemical, substance or waste defined and regulated by a Governmental Entity as “hazardous”, “toxic”, “radioactive” or a “pollutant” under applicable Environmental Law.

(n)        “Indebtedness” means, with respect to any Person, without duplication: (i) all indebtedness of such Person, whether or not contingent, for borrowed money, including all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; (ii) all obligations of such Person for the deferred purchase of property or services; (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (iv) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases; (v) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities; (vi) all Indebtedness of others referred to in clauses (i) through (v) above guaranteed (or in effect guaranteed) directly or indirectly in any manner by such Person, and (vii) all Indebtedness of others referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, provided that in no event shall Indebtedness include any accounts payable or other trade payable arising in the ordinary course of business.

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(o)       “Intellectual Property” means all of the following to the extent protected under applicable Law, (i) all trademarks, trademark rights, trade names, trade name rights, trade dress and other indications of origin, brand names, logos, service marks, applications for trademarks and for service marks, know-how and other proprietary rights and information, and registrations in any jurisdiction of, and applications in any jurisdictions to register, any of the foregoing, including any extension, modification or renewal of any such registration or application; (ii) all inventions, discoveries and ideas (whether patentable or unpatentable and whether or not reduced to practice), and all patents, patent rights, applications for patents (including, without limitation, divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; (iii) trade secrets and Confidential Information and rights in any jurisdiction to limit the use or disclosure thereof by any Person; (iv) copyrights in any jurisdiction, and all registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and (v) all mask works and all applications, registrations and renewals in connection therewith, in any jurisdiction; and (vi) all computer software (including data and related documentation).

(p)        “knows” or “knowledge” means, with respect to any party, the knowledge of such party’s executive officers after due inquiry.

(q)        “Law” means any United States federal, state or local or non-United States national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, directive, treaty provision or governmental guidelines or interpretations having the force of law or Orders of any Governmental Entity.

(r)        “Lien” means any security interest, pledge, hypothecation, mortgage, lien (including environmental or Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

(s)        “Order” means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Governmental Entity.

(t)        “Parent Material Adverse Effect” means any Effect that prevents or materially impairs the ability of Parent and Merger Sub to consummate the Transactions.

(u)        “Parent Related Party” means Parent, Merger Sub, or any of their respective former, current and future general or limited partners, shareholders, managers, members, agents, directors, officers, employees or Affiliates (excluding any Company Related Party).

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(v)        “Permitted Liens” means: (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, material men’s or other Liens or security interests arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; (iii) leases (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business, (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber; (ix) outbound non-exclusive license agreements and non-disclosure agreements entered into in the ordinary course of business; (x) standard survey and title exceptions; (xi) Liens securing Indebtedness that are reflected in the Company SEC Reports filed or furnished prior to the date hereof; (xii) limitations or restrictions on transfers imposed by the Securities Act, blue sky laws and comparable foreign laws governing securities, provided that there is no material violation thereunder that has resulted in such limitations or restrictions; and (xiii) any other Liens that have been incurred or suffered in the ordinary course of business and that would not have a Company Material Adverse Effect.

(w)        “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust, an unincorporated organization, or any other entity or group (as such term is defined in Section 13 of the Exchange Act).

(x)        “PRC” means the People’s Republic of China and, for purposes of this Agreement, excludes Hong Kong, Macao and Taiwan.

(y)        “Release” has the same meaning under the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601(22).

(z)        “Representatives” of a Person includes its officers, directors, employees, accountants, consultants, financial and legal advisors, agents and other representatives.

(aa)      “Shares” means ordinary shares, par value US$0.0756 per share, of the Company.

(bb)     “Subsidiary” of a Person means any entity in which such Person owns, directly or indirectly, at least a majority of share capital, holds at least a majority of equity or similar interest, or controls, directly or indirectly, through contractual agreements and includes, where applicable, any subsidiary of such Person formed or acquired after the date hereof.

(cc)      “Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal that provides for the payment of consideration per Share to holders thereof that is in excess of the Per Share Merger Consideration (as defined below) and that the Special Committee determines, in its good faith judgment (after consultation with its financial advisor and independent legal counsel), to be (i) more favorable, including from a financial point of view, to the Company and the Company’s shareholders (other than holders of the Cancelled Shares) than the Transactions (including any revisions to the terms of this Agreement made or proposed in writing by Parent pursuant to Section 7.4(d) or otherwise prior to the time of determination), and (ii) reasonably likely to be consummated in accordance with its terms, taking into consideration, among other things, legal, financial and regulatory aspects of such Acquisition Proposal, shareholder litigation, identity of the Person making the Acquisition Proposal, breakup or termination fee and expense reimbursement provisions; provided, however, that any such Acquisition Proposal shall not be deemed to be a “Superior Proposal” if the consummation of the Acquisition Proposal is conditional upon the obtaining and/or funding of financing; provided, further, that, for purposes of the definition of “Superior Proposal,” each reference to “20%” in the definition of “Acquisition Proposal” shall be replaced with “50%.”

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(dd)     “Tax” or “Taxes” means (i) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, share capital, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; (ii) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; (iii) license, registration and documentation fees; and (iv) customs duties, tariffs and similar charges.

(ee)     “Tax Returns” means all federal, state, local, provincial and foreign returns, declarations, statements, claims for refund, reports, schedules, forms and information returns and any amended thereof required to be filed with any Governmental Entity, with respect to Taxes.

(ff)      “Wholly Owned Subsidiaries” means direct or indirect wholly owned Subsidiaries of a Person.

Section 1.2 Other Certain Definitions. The following terms are defined in the respective Sections of the Agreement indicated:

Defined Terms	Section

Agreement	Preamble
Alternative Acquisition Agreement	Section 7.4(c)
Applicable Date	Section 4.4(a)
Bankruptcy and Equity Exception	Section 4.3(a)
Cancelled Shares	Section 3.1(c)
Cayman Companies Law	Recitals
Certificates	Section 3.3(a)
Change of Recommendation	Section 7.4(c)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Benefit Plans	Section 4.13(a)

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Company Board	Recitals
Company Board Recommendation	Section 7.2(c)
Company Option	Section 3.1(f)
Company Permits	Section 4.12(a)
Company SEC Reports	Section 4.4(a)
Company Shareholders Meeting	Section 7.2(a)
Company Termination Fee	Section 9.5(b)
Contract	Section 4.8(b)
Dispute	Section 10.4(b)
Dissenting Shares	Section 3.1(e)
Effective Time	Section 2.3
Environmental Laws	Section 4.15(a)
Environmental Permits	Section 4.15(a)
ERISA	Section 4.13(a)
Exchange Act	Section 4.4(a)
Exchange Fund	Section 3.2(b)
Excluded Shares	Section 3.1(b)
GAAP	Section 4.4(c)
HKIAC	Section 10.4(b)
HKIAC Rules	Section 10.4(b)
Indemnified Parties	Section 7.7(a)
Key Subsidiary	Section 1.1(b)
Leased Real Property	Section 4.9(b)
Measurement Date	Section 4.2(a)
Material Contract	Section 4.17(a)
Merger	Recitals
Merger Sub	Preamble
Negotiation Period	Section 7.4(d)
Notice of Superior Proposal	Section 7.4(d)
NASDAQ	Section 4.5(a)
Parent	Preamble
Parent Board	Recitals
Parent Termination Fee	Section 9.5(c)
Paying Agent	Section 3.2(a)
Per Share Merger Consideration	Section 3.1(b)
Plan of Merger	Section 2.3
Proceeding	Section 4.11(a)
Proxy Statement	Section 4.4(d)

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RCA	Section 3.1(f)
Real Property Leases	Section 4.9(b)
Record Date	Section 7.2(b)
Restricted Share	Section 3.1(f)
SC Financial Advisor	Section 4.3(c)
Schedule 13E-3	Section 4.4(d)
SEC	Section 4.4(a)
Securities Act	Section 4.4(a)
Shareholder Approval	Section 4.3(b)
Special Committee	Recitals
Support Agreement	Recitals
Surviving Company	Section 2.1
Takeover Statute	Section 4.20
Termination Date	Section 9.2(a)
Transactions	Recitals
Uncertificated Shares	Section 3.3(a)

Article II
THE MERGER

Section 2.1 The Merger. At the Effective Time (as defined below), upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the Cayman Companies Law, Merger Sub shall be merged with and into the Company. As a result of the Merger, the Company shall continue as the surviving company (the “Surviving Company”) and a Wholly Owned Subsidiary of Parent and Merger Sub shall be struck off the register of companies in the Cayman Islands and thereupon be dissolved, such that the separate corporate existence of Merger Sub shall cease.

Section 2.2 Closing of the Merger. Unless otherwise mutually agreed in writing between the Company, Merger Sub and Parent, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (Hong Kong time), on a date to be specified by Parent (the “Closing Date”), which shall be no later than the fifteenth (15th) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver by the party or parties entitled to the benefits of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver thereof), at the offices of Cleary Gottlieb Steen & Hamilton LLP, 37th Floor, Hysan Place, 500 Hennessy Road, Causeway Bay, Hong Kong.

Section 2.3 Effective Time. Subject to the provisions of this Agreement, on the Closing Date, the parties shall execute the plan of merger, substantially in the form set out in Appendix I (the “Plan of Merger”), and shall file the Plan of Merger and other documents required under the Cayman Companies Law to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the Cayman Companies Law. The Plan of Merger shall specify that the Merger shall become effective upon the registration of the Plan of Merger by the Registrar of Companies of the Cayman Islands or at such time thereafter within 90 days of the date of registration of the Plan of Merger by the Registrar of Companies of the Cayman Islands as the parties shall agree (the date and time the Merger becomes effective being the “Effective Time”).

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Section 2.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Plan of Merger and in the applicable provisions of the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the Cayman Companies Law.

Section 2.5 Memorandum and Articles of Association. At the Effective Time, the Surviving Company will adopt the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, as the memorandum and articles of association of the Surviving Company, provided, however, that, at the Effective Time (a) references in the memorandum and articles of association to the name of the Merger Sub shall be changed to references to eFuture Holding Inc., (b) references therein to the authorized share capital of the Surviving Company shall be amended as necessary to correctly describe the authorized share capital of the Surviving Company as approved in the Plan of Merger until thereafter amended as provided therein or by applicable Law and (c) indemnity, advance of expenses and exculpation provisions shall be no less favorable to those set forth in Section 7.7(a) of this Agreement.

Section 2.6 Directors. From and after the Effective Time, the directors of the Surviving Company shall consist of the directors of Merger Sub as of immediately prior to the Effective Time unless otherwise determined by Parent prior to the Effective Time, until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Company’s memorandum and articles of association. The Company will cause or procure the resignation of those directors of the Company who will not be directors of the Surviving Company effective at the Effective Time.

Section 2.7 Officers. From and after the Effective Time, the officers of the Surviving Company shall consist of the officers of the Company as of immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Company’s memorandum and articles of association.

Article III
Conversion of Securities; DELIVERY OF MERGER CONSIDERATION

Section 3.1 Conversion and Cancellation of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any of the parties or the holders of any securities of the Company or Merger Sub:

(a)        Conversion of Merger Sub Securities. Each ordinary share, par value US$1 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value US$1 per share, of the Surviving Company. Such conversion shall be effected by means of the cancellation of such ordinary shares of Merger Sub, in exchange for the right to receive one such ordinary share of the Surviving Company. Such ordinary share shall be the only issued and outstanding share capital of the Surviving Company, which shall be reflected in the register of members of the Surviving Company. From and after the Effective Time, all certificates, if any, representing the ordinary shares of Merger Sub shall be deemed for all purposes to represent the number of ordinary shares of the Surviving Company into which they were converted in accordance with this Section 3.1(a).

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(b)        Merger Consideration. Each Share issued and outstanding immediately prior to the Effective Time (excluding any Cancelled Shares and any Dissenting Shares (as defined below), collectively, the “Excluded Shares”) shall be cancelled and cease to exist and in exchange for the right to receive an amount in cash equal to US$6.42 per Share (the “Per Share Merger Consideration”), without any interest thereon, and the register of members of the Company will be amended accordingly. Each Share (other than the Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest thereon, and any Dissenting Shares shall thereafter represent only the right to receive the applicable payments set forth in Section 3.1(e).

(c)        Cancellation of Shares. Each Share issued and outstanding immediately prior to the Effective Time (i) held by the Company or any of its Subsidiaries (if any) or (ii) beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Parent, Merger Sub or their Affiliates, in each case, immediately prior to the Effective Time (such Shares referred to under clauses (i) and (ii) being hereinafter referred to as the “Cancelled Shares”) shall be cancelled and shall cease to exist as of the Effective Time, and no consideration shall be delivered with respect thereto.

(d)        Certain Adjustments. Notwithstanding any provision of this Article III to the contrary, if between the date hereof and the Effective Time, the number of outstanding Shares or securities convertible into or exchangeable or exercisable for Shares shall have been changed into, or exchanged for, a different number of shares or a different class of shares, by reason of any share dividend or distribution, subdivision, reclassification, recapitalization, share split (including a reverse share split), combination, readjustment or exchange of shares, or any similar event, the Per Share Merger Consideration shall be equitably adjusted to reflect such change.

(e)        Dissenting Shares. No Person who has validly exercised such Person’s rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person (“Dissenting Shares”) unless and until such Person shall have effectively withdrawn or lost such Person’s rights to dissent from the Merger under the Cayman Companies Law. Each holder of Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Cayman Companies Law. The Company shall promptly give Parent (i) copies of notices of objection, notices of dissent, any written demands for appraisal, withdrawals of such demands and any other instruments served pursuant to the Cayman Companies Law that are received by the Company relating to Company shareholders’ rights of appraisal and (ii) the opportunity to participate in negotiations and proceedings with respect to any exercise of dissenter rights or demand for appraisal under the Cayman Companies Law. Any holders of Dissenting Shares who have effectively withdrawn or lost such holders’ rights to dissent from the Merger under the Cayman Companies Law shall have no further rights under Section 238 of the Cayman Companies Law, and Shares held by such holders shall thereupon not be Dissenting Shares and shall be cancelled as of the Effective Time in consideration for the right to receive Per Share Merger Consideration to which such holders are entitled, without any interest thereon, in accordance with Section 3.1(b). Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to the exercise of any rights to dissent from the Merger or any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

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(f)        Termination of the Company Share Incentive Plans; Treatment of Company Options and Restricted Shares.   Effective as of, and contingent upon the occurrence of, the Effective Time, the Company Board (or any committee thereof administering the Company Share Incentive Plans) shall adopt resolutions to (i) terminate the Company Share Incentive Plans and any relevant award agreements entered into under the Company Share Incentive Plans, (ii) cancel each option to purchase Shares granted under the Company Share Incentive Plans (the “Company Options”) that is outstanding and unexercised, whether or not vested or exercisable, and (iii) cancel each restricted Share of the Company granted under the Company Share Incentive Plans (the “Restricted Shares”) that is outstanding, whether or not vested, each of the foregoing (i) to (iii) taking effect at the Effective Time, and take such other actions as are required to give effect to the transactions contemplated by this Section 3.1(f). The Company shall not take any action that would accelerate the vesting of any Company Option. At the Effective Time, (A) each Company Option that is then vested, outstanding and unexercised shall be cancelled and converted into the right to receive, net of any applicable withholding Taxes and as soon as reasonably practicable after the Effective Time (but in any event within fifteen (15) Business Days), cash in an amount equal to (x) the total number of Shares issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of (1) the Per Share Merger Consideration over (2) the exercise price payable per Share issuable under such Company Option; provided, however, that if the exercise price payable per Share issuable under any Company Option is greater than the Per Share Merger Consideration, such Company Option will be cancelled for no payment; (B) each Company Option that is then outstanding and not vested on or prior to the Effective Time shall be cancelled and converted into a restricted cash incentive award (“RCA”) in an amount equal to (x) the total number of Shares issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of (1) the Per Share Merger Consideration over (2) the exercise price per Share issuable under such Company Option; provided that each RCA shall be subject to the same vesting terms and conditions applicable to the Company Option from which such RCA was converted; and (C) each Restricted Share (whether vested or unvested) that is then outstanding shall be cancelled and converted into the right to receive, net of any applicable withholding Taxes and as soon as reasonably practicable (but in any event within fifteen (15) Business Days) after the Effective Time, cash in an amount equal to the Per Share Merger Consideration.

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Section 3.2 Exchange Fund. (a) Prior to the Effective Time, Parent shall appoint a commercial bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) hereunder for the purpose of effecting payment of the Per Share Merger Consideration upon the cancellation of the Shares.

(b)        At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent an amount in cash sufficient to pay the aggregate Per Share Merger Consideration payable under Section 3.1(b). Any cash deposited with the Paying Agent pursuant to this Section 3.2(b) shall hereinafter be referred to as the “Exchange Fund.” Any amounts in the Exchange Fund in excess of the aggregate amounts payable under Section 3.1(b) shall be returned to the Surviving Company in accordance with Section 3.6.

Section 3.3 Exchange Procedures.

(a)        Promptly after the Effective Time (and in any event within five (5) Business Days), the Surviving Company shall cause the Paying Agent to mail (or in the case of the Depositary Trust Company, deliver) to each registered holder of the Shares (other than holders of the Excluded Shares) (i) a letter of transmittal (which shall be in customary form for a Cayman Islands incorporated company and shall specify that delivery of Per Share Merger Consideration to the registered holders of the Shares shall be effected) and (ii) instructions for effecting the surrender of the share certificates (the “Certificates”) which have been issued representing the Shares (or affidavits of loss in lieu thereof) in exchange for the Per Share Merger Consideration. Upon surrender to the Paying Agent of a Certificate (or affidavits of loss in lieu thereof), together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be customarily required by the Paying Agent, each registered holder of the Shares represented by such Certificate and each registered holder of Shares not represented by a Certificate (the “Uncertificated Shares”) but in each case excluding the Excluded Shares shall be entitled to receive in exchange for the cancellation of such Shares, payment in the amount equal to (A) the Per Share Merger Consideration, without interest, multiplied by (B) the number of Shares represented by such Certificate (or affidavit and indemnity of loss in lieu of the Certificate) or the number of such Uncertificated Shares, and the Certificates so surrendered shall forthwith be cancelled.

(b)        If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (i) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such Certificate surrendered and shall have established to the reasonable satisfaction of the Surviving Company that such Tax either has been paid or is not applicable.

(c)        Until surrendered as contemplated by this Section 3.3, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration with respect to each Share (other than the Excluded Shares) formerly represented thereby, without interest.

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(d)        At the Effective Time, Parent shall pay by wire transfer of immediately available funds to the Surviving Company, and Parent shall cause the Surviving Company to make, subject to Section 3.10, the payments described under Section 3.1(f) to the Persons entitled to receive such amounts in accordance with the Company’s usual payroll procedures, subject to all applicable income and employment Taxes and other authorized deductions.

Section 3.4 Untraceable Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to shareholders who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Surviving Company of their current contact details prior to the Effective Time. A shareholder will be deemed to be untraceable if (a) he has no registered address in the register of members maintained by the Company, (b) on the last two consecutive occasions on which a dividend was paid by the Company a check payable to such shareholder either (i) has been sent to such shareholder and has been returned undelivered or has not been cashed or (ii) has not been sent to such shareholder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company, or (c) notice of the Company Shareholders Meeting (as defined below) convened to vote on the Merger has been sent to such shareholder and has been returned undelivered. Monies due to shareholders of the Company who are untraceable shall be returned to and held by the Surviving Company in a separate non-interest-bearing bank account for the benefit of shareholders of the Company who are untraceable.. It is acknowledged that shareholders of the Company who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods should contact the Surviving Company.

Section 3.5 Transfer Books; No Further Ownership Rights. The Per Share Merger Consideration paid in respect of the Shares upon the surrender for exchange of Certificates or Uncertificated Shares, as applicable, in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates or Uncertificated Shares. At the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Company of Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, holders of Shares represented by the Certificates or Uncertificated Shares that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law. Subject to Section 3.9, if, at any time after the Effective Time, Certificates are presented to the Surviving Company for any reason, they shall be cancelled and exchanged as provided in this Article III.

Section 3.6 Termination of Exchange Fund. Any portion of the Exchange Fund (including any income or proceeds thereof or of any investments thereof) which remains undistributed to the holders of the Shares for twelve (12) months after the Effective Time shall be delivered to the Surviving Company, and any holders of the Shares who have not theretofore complied with this Article III shall thereafter look only to the Surviving Company (subject to abandoned property, escheat and similar Laws) for the Per Share Merger Consideration exchangeable for such Shares to which such holders are entitled in accordance with provisions of this Agreement, without any interest thereon. Any such portion of the Exchange Fund remaining unclaimed by the holders of the Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by Law, become the property of the Surviving Company, free and clear of any claims or interest of any Person previously entitled thereto.

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Section 3.7 No Liability. None of Parent, Merger Sub, the Company, the Surviving Company or the Paying Agent shall be liable to any former holders of the Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws.

Section 3.8 Investment of the Exchange Fund. The Exchange Fund shall, pending its disbursement to the holders of the Shares, be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company; provided, that (i) Parent or the Surviving Company, as applicable, shall not direct the Paying Agent to make any such investments that are speculative in nature, and (ii) no such investment or losses shall affect the amounts payable to such holders and Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment. Earnings resulting from such investments, subject to the immediately preceding proviso, shall be paid to the Parent.

Section 3.9 Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond in such reasonable amount as the Surviving Company may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay in respect of the Shares represented by such lost, stolen or destroyed Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of the Shares (other than the Excluded Shares) formerly represented by such Certificate to which the holder thereof is entitled pursuant to this Agreement.

Section 3.10 Withholding Rights. Each of the Surviving Company, Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Company, Parent or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect to which such deduction and withholding was made by the Surviving Company, Parent or the Paying Agent, as the case may be.

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Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Reports (as defined below) filed prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Report filed on or after the date hereof and excluding disclosures in such Company SEC Reports contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof or any other disclosure in the Company SEC Reports which are predictive, forward-looking or cautionary in nature); it being agreed that any information disclosed in any such Company SEC Report shall be deemed disclosure only with respect to a section of this Agreement to which the relevance of such information is reasonably apparent from the text of such information contained in the Company SEC Report, and (b) for any information that would cause one or more of the representations and warranties contained in this Article IV to be untrue or incorrect, which information of which Parent or any of its Affiliates (other than the Company or its Subsidiaries) had knowledge prior to the date hereof, the Company hereby represents and warrants to Parent and Merger Sub that:

Section 4.1 Organization and Qualification; Subsidiaries. (a) Each of the Company and its Subsidiaries is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as presently conducted by it and proposed by it to be conducted and to own, lease and operate its properties and assets, except where the failure to have such power to authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties or assets owned, leased or operated by it requires such qualification or licensing, except where the failure to be so duly qualified or licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)        Except as set forth in the Company SEC Reports, there are no entities in which the Company or any of its Subsidiaries owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same. The Company has made available to Parent true, complete and correct copies of the memorandum and articles of association or other similar organizational documents, as currently in effect, of the Company and each of its Subsidiaries.

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Section 4.2 Capitalization of the Company and Its Subsidiaries. (a)  The authorized share capital of the Company is US$500,000 divided into 6,613,756 Shares. As of the close of business (U.S. Eastern Standard Time) on September 19, 2016 (the “Measurement Date”), there were issued and outstanding (i) 5,253,715 Shares, (ii) 290,469 Restricted Shares (both vested and unvested), (iii) 208,200 Company Options (both vested and unvested) exercisable into 208,200 Shares, and (iv) 570,741 Shares reserved for future issuance under the Company Share Incentive Plans (other than Shares reserved for issuance upon the exercise of the Restricted Shares and Company Options referenced in (ii) and (iii) above). All of the outstanding Shares are, and the Shares issuable upon exercise of outstanding Company Options and Restricted Shares, will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable, in compliance with all applicable Laws, and none of which was or will be issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. Except as set forth in this Section 4.2 and except for this Agreement and the Transactions, (A) there is no share capital of the Company authorized, issued or outstanding, (B) there are no authorized or outstanding options, warrants, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character (whether or not conditional) relating to the issued or unissued share capital of the Company or any of its Subsidiaries, obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any share capital or other equity interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such share capital or equity interests, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment, (C) there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any share capital of the Company or any of its Subsidiaries, or to make any payments based on the market price or value of Shares or other share capital of the Company or its Subsidiaries, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company’s Subsidiaries or any other entity other than loans to the Company’s Subsidiaries in the ordinary course of business (other than the acquisition by the Company of its securities in connection with the forfeiture of Company Options or Restricted Shares outstanding on the Measurement Date or the acquisition by the Company of its securities in connection with the net exercise of Company Options outstanding on the Measurement Date, in each case in accordance with their terms on the Measurement Date), and (D) there are no outstanding bonds, debentures, notes or other obligations of the Company the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. From the Measurement Date through the date hereof, the Company has not issued any Shares (other than Shares issued upon the exercise of Company Options and Restricted Shares outstanding on or prior to the date hereof in accordance with their terms), or other rights or securities exercisable for, convertible into or exchangeable for any Shares.

(b)        The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and other entity in which the Company or any of its Subsidiaries owns any non-controlling equity interest is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each such entity owned directly or indirectly by the Company or any of its Subsidiaries free and clear of all Liens (except for Permitted Liens).

Section 4.3 Authority Relative to This Agreement; Fairness. (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Shareholder Approval, to consummate the Transactions. The Special Committee has (i) by resolution approved this Agreement, the Plan of Merger and the Transactions; (ii) determined that the Transactions are fair to, and in the best interests of, the Company and its shareholders (other than the holders of Cancelled Shares) and declared it is advisable for the Company to enter into this Agreement, the Plan of Merger and the Transactions; and (iii) resolved to recommend the approval of this Agreement, the Plan of Merger and Transactions by the shareholders of the Company at the Company Shareholders Meeting. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

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(b)        The only vote or approval of the holders of any class or series of share capital of the Company necessary to approve this Agreement, the Plan of Merger and the Transactions is a Special Resolution (as defined under the Cayman Companies Law), duly held and for such purpose, which requires the affirmative vote of holders of Shares representing at least two-thirds of the outstanding Shares present and voting in person or by proxy as a single class at the Company Shareholders Meeting or any adjournment or postponement thereof (the “Shareholder Approval”).

(c)        The Special Committee has received the written opinion of Duff & Phelps, LLC (the “SC Financial Advisor”), dated September 21, 2016, to the effect that, as of the date hereof, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of the Shares (other than the Excluded Shares), a copy of which opinion will be delivered to Parent promptly after the execution of this Agreement, and such opinion has not been withdrawn or modified. The SC Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement.

Section 4.4 SEC Reports; Financial Statements. (a) The Company has timely filed or furnished, as applicable, all forms, reports, statements, schedules and other documents required to be filed or furnished with the United States Securities and Exchange Commission (the “SEC”) since December 31, 2013 (the “Applicable Date”) (the forms, reports, statements, schedules and other documents filed with the SEC since the Applicable Date and those filed subsequent to the date hereof including any amendments thereto and all exhibits and schedules thereto and documents incorporated by reference therein, collectively, the “Company SEC Reports”). Each of the Company SEC Reports (i) has complied with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the dates so filed and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Subsidiary of the Company has filed or furnished, or is required to file or furnish, any form, report or other document with the SEC.

(b)        Since the Applicable Date, neither the Company nor any of its Subsidiaries, nor any Employee of the Company or any of its Subsidiaries, has received or otherwise been made aware of any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any written complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in improper accounting or auditing practices. Since the Applicable Date, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

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(c)        The audited and unaudited consolidated financial statements (including, in each case, any notes and schedules thereto) of the Company included (or incorporated by reference) in the Company SEC Reports complied, or in the case of Company SEC Reports filed after the date of this Agreement, will comply, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly present, or in the case of Company SEC Reports filed after the date of this Agreement, will fairly present, in all material respects, in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements) applied on a consistent basis throughout the periods indicated (except as may be indicated in such financial statements or the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations, changes in shareholders’ equity and cash flows for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments that were not, or will not be, material in the aggregate).

(d)        None of the information with respect to, supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in (i) the Rule 13e-3 transaction statement on Schedule 13E-3, in connection with the Transactions (as amended or supplemented from time to time and including any document incorporated by reference therein, the “Schedule 13E-3”) will, at the time such document is filed with the SEC, or at any time such document is amended or supplemented or (ii) the proxy statement relating to the Company Shareholders Meeting including a notice convening the Company Shareholders Meeting in accordance with the Company’s articles of association (as amended or supplemented from time to time, the “Proxy Statement”) will, at the date of first mailing the Proxy Statement to the shareholders of the Company or any amendments or supplements thereto, and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 13E-3 will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company does not make any representations with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent and/or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 4.5 Sarbanes-Oxley; Internal Accounting Controls. (a) The Company is in compliance in all material respects with (i) the provisions of the United States Sarbanes-Oxley Act of 2002 that are applicable to it and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ Capital Market (“NASDAQ”).

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(b)        The Company has implemented and maintains internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. To the knowledge of the Company, there are no “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in its internal control over financial reporting, in each case which has not been subsequently remediated. To the knowledge of the Company, there is no fraud, whether or not material, that involves the management of the Company or other Employees who have a significant role in the internal controls over financial reporting utilized by the Company.

(c)        The Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act is made known to the Company’s management as appropriate to allow timely decisions regarding required disclosure.

Section 4.6 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise that would be required to be recorded or reflected on a balance sheet under GAAP, except for liabilities or obligations (a) as reflected or recorded on the Company’s audited consolidated balance sheets as of December 31, 2015 or in the notes thereto, included in the Company SEC Reports filed prior to the date hereof, (b) incurred pursuant to this Agreement or in connection with the Transactions, (c) incurred since December 31, 2015 in the ordinary course of business consistent with past practices, or (d) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.7 Absence of Changes. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related hereto, since December 31, 2015, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice and there has not been any event, occurrence or development which has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.8 Consents and Approvals; No Violations; Secured Creditors. (a) Except for (i) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, including, without limitation, the filing of the Schedule 13E-3 (including the Proxy Statement, which shall be filed as an exhibit thereof and incorporated by reference thereto) and the filing of one or more amendments thereto; (ii) compliance with the rules and regulations of NASDAQ; and (iii) the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the Transactions, except where the failure to make any such filings or give such notice or to obtain such permits, authorizations, consents or approvals would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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(b)        The execution, delivery and performance of this Agreement and the Plan of Merger by the Company and the consummation by the Company of the Transactions do not and will not (i) conflict with or violate or result in any breach of any provision of the memorandum and articles of association or other equivalent organizational document, in each case as amended, of the Company or any of its Subsidiaries; (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time, or both) a default under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under any loan, guaranty of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, license, contract, agreement, permit, concession, franchise, right or other instrument (each, a “Contract”) binding the Company or any of its Subsidiaries or result in the creation of any Lien (except for Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries; or (iii) (assuming receipt of the Shareholder Approval and all filings and obligations described in Section 4.8(a) have been made or satisfied) violate any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such violations, breaches or defaults or other occurrences which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)        The Company does not have any secured creditors.

Section 4.9 Property. (a) None of the Company and its Subsidiaries own any real property.

(b)        The Company has made available to Parent true, correct and complete copies of all material leases and subleases and all modifications, amendments and supplements thereto which the Company or any of its Subsidiaries is a party (collectively, the “Real Property Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (the “Leased Real Property”). Except as would not have a Company Material Adverse Effect, each Real Property Lease constitutes the valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect. Except as would not have a Company Material Adverse Effect, all rent and other sums and charges payable by the Company or its Subsidiaries as tenants under each Real Property Lease are current, and no termination event or condition or uncured default of a material nature on the part of the Company or any such Subsidiary or, to the Company’s knowledge, the landlord, exists under any Real Property Lease, except where such event, condition or default would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries has a good and valid leasehold interest in each parcel of Leased Real Property, free and clear of all Liens, except for Permitted Liens. To the knowledge of the Company, no party to any such Real Property Leases has given written notice to the Company or any of its Subsidiaries of or made a claim against the Company or any of its Subsidiaries with respect to any material breach or default thereunder.

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(c)        The Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other material properties and assets (excluding Leased Real Property and Intellectual Property), in each case free and clear of all Liens, except for Permitted Liens, except where the failure to have such title or interest would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no pending or, to the Company’s knowledge, threatened, condemnation or eminent domain Proceedings that would affect any part of the properties or assets of each of the Company and its Subsidiaries, whether leased or subleased, tangible or intangible, real, personal or mixed, in each case used or held for use in its business, except where such Proceedings would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no material latent defects or material adverse physical conditions affecting any Leased Real Property, and improvements thereon, other than those that do not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.10 Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)        the Company and its Subsidiaries own or possess adequate licenses or other valid and enforceable rights to use (in each case, free and clear of any Liens, except for Permitted Liens), all Intellectual Property used in, or necessary to conduct, the business of the Company or its Subsidiaries as currently conducted or as contemplated to be conducted;

(b)        the use of any Intellectual Property by the Company or its Subsidiaries does not infringe upon, misappropriate or otherwise violate the Intellectual Property rights or rights of privacy (including personal data privacy and related rights under applicable Laws) of any Person, and is in accordance with any applicable license pursuant to which the Company or any of its Subsidiaries acquired the right to use any Intellectual Property. Neither the Company nor any of its Subsidiaries has received any written notice of any assertion or claim that it, or the conduct of the business of the Company and its Subsidiaries, is infringing upon or misappropriating, or has infringed or misappropriated, any Intellectual Property right of any Person, including any demands or unsolicited offers to license any Intellectual Property;

(c)        to the knowledge of the Company, no Person is challenging or infringing upon or misappropriating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to the Company or its Subsidiaries;

(d)        no Intellectual Property owned/or licensed by the Company or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property;

(e)        each of the Company and its Subsidiaries own all right, title and interest in and to all Intellectual Property created or developed by, for or under the direction or supervision of the Company or such Subsidiary, and all current or former Employees, consultants or contractors who have participated in the creation or development of any such Intellectual Property have executed and delivered to the Company or such Subsidiary a valid and enforceable agreement (i) providing for the non-disclosure by such Person of Confidential Information and (ii) providing for the assignment by such Person to the Company or such Subsidiary of any Intellectual Property developed or arising out of such Person’s employment by, engagement by or contract with the Company or such Subsidiary;

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(f)        the Company and its Subsidiaries have taken all actions reasonably necessary to maintain and protect each item of Intellectual Property that they use; and

(g)        the Company’s software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation are adequate for, and operate and perform in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the Company’s business, and the Company and its Subsidiaries have implemented commercially reasonable backup, security and disaster recovery measures and technology consistent with industry practices.

Section 4.11 Legal Proceedings. (a) There is no litigation, suit, claim, action, arbitration, hearing, investigation or proceeding (each a “Proceeding”) pending or, to the Company’s knowledge, threatened in writing against the Company or any of its Subsidiaries or any share, security, equity interest, property or assets of the Company or any of its Subsidiaries which has, or if decided adversely to the Company would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)        Neither the Company nor any of its Subsidiaries nor any share, security, equity interest, property or assets of the Company or any of its Subsidiaries is subject to any outstanding Order, settlement agreement or other similar written agreement with, or any investigation by any Governmental Entity that is pending, or, to the knowledge of the Company, threatened in writing against the Company nor any of its Subsidiaries or any share, security, equity interest, property or assets of the Company or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12 Company Permits; Compliance with Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)       (i) each of the Company and its Subsidiaries holds all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of all Governmental Entities necessary for each of them to own, lease, operate and use its properties and assets or to carry on their respective businesses as they are now being conducted (the “Company Permits”), (ii) all the Company Permits are in full force and effect and the Company and its Subsidiaries are in compliance with the terms of the Company Permits, (iii) no suspension or cancellation of any of the Company Permits is pending or, to the Company’s knowledge, threatened, and (iv) no Company Permit will cease to be effective as a result of the Transactions; and

(b)       each of the Company and its Subsidiaries is in compliance with and are not in default under or in violation of any Law (including, without limitation, any Law related to the protection of personal data) applicable to the Company, such Subsidiary or its business, or by which any property or asset or right of the Company or such Subsidiary is bound or affected. Neither the Company nor any of its Subsidiaries has received any written notice or communication of any material non-compliance with any applicable Laws that has not been cured.

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Section 4.13 Employee Benefit Plans; ERISA. (a) Except for the Company Share Incentive Plans and mandatory social insurance required by applicable Law, neither the Company nor any of its Subsidiaries maintains or contributes to, has made any plan or commitment to, whether legally binding or not, or has any liability, direct or indirect, contingent or otherwise (including, without limitation, a liability arising out of an indemnification, guarantee, hold harmless or similar agreement) with respect to, any material employment, consulting, severance pay, termination pay, retirement, deferred compensation, retention or change in control plan, program, arrangement, agreement or commitment, or an executive compensation, incentive bonus or other bonus, pension, share option, restricted share or equity-based, profit sharing, savings, life, health, disability, accident, medical, insurance, vacation, or other employee benefit plan, program, arrangement, agreement, fund or commitment, including any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), providing benefits to any current or former Employee of the Company or any of its Subsidiaries or any current or former Employee of any entity with respect to which the Company or its Subsidiaries is a successor (collectively, the “Company Benefit Plans”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan has been maintained and administered in accordance with its terms and true and complete copies of each Company Benefit Plan (or a summary thereof, if the Company Benefit Plan is not in writing), including all amendments thereto, have been provided or made available to Parent.

(b)        None of the Company Benefit Plans was or is subject to ERISA.

(c)        With respect to each Company Benefit Plan, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each document prepared in connection therewith complies with applicable Law; (ii) such Company Benefit Plan has been operated in accordance with its terms, applicable Law, and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters; and (iii) there are no pending or, to the Company’s knowledge, threatened Proceedings with respect to such Company Benefit Plan or against the assets of such Company Benefit Plan, and no circumstance, fact or event exists that could result in any default under or violation of such Company Benefit Plan.

Section 4.14 Labor Matters. (a) There are no labor or collective bargaining agreements which pertain to the Employees of the Company or any of its Subsidiaries.

(b)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is no dispute pending, or, to the knowledge of the Company, threatened, between the Company or any of its Subsidiaries and any of their respective current or former Employees; (ii) each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to employment, termination, wages, hours, social security, collective bargaining, payment and withholding of Taxes, in each case, with respect to each of their current (including those on layoff, disability or leave of absence, whether paid or unpaid) and former Employees; (iii) neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits for Employees; and (iv) there is no unfair labor practice complaint or charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries before any Governmental Entity in any jurisdiction in which the Company or any of its Subsidiaries has employed or currently employs any Person.

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Section 4.15 Environmental Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries (i) is in compliance with all applicable Laws relating to public and Employee health and safety with respect to pollution and the Release of or exposure to Hazardous Materials (the “Environmental Laws”), (ii) possesses all permits, authorizations, licenses or similar approvals necessary under applicable Environmental Laws to conduct its businesses as presently conducted (the “Environmental Permits”), and (iii) is in compliance with the terms of the Environmental Permits. No property currently leased or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Material in a manner that a remedial action is, or is reasonably likely, to be required under the applicable Environmental Laws that would reasonably be expected to have a Company Material Adverse Effect.

(b)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are not subject to any Order or agreement with any Governmental Entity or other Person with respect to (i) any liabilities or obligations relating to any Environmental Laws; (ii) remedial action or (iii) any Release or threatened Release of a Hazardous Material.

(c)        No Proceedings are pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries alleging the violation of or seeking to impose liability pursuant to any Environmental Law, and there are no investigations pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries under Environmental Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.16 Taxes.

(a)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries has (i) prepared (or caused to be prepared) and timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns required to be filed by it, and all such filed Tax Returns are true, complete and accurate, (ii) paid all Taxes that are due and payable by any of them, and (iii) has not received written notice of any audits, examinations, investigations or other proceedings in respect of any Tax Return or Taxes.

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(b)        The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve for all accrued and unpaid Taxes of the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements.

(c)        All material amounts of Tax required to be withheld by the Company and each of its Subsidiaries have been timely withheld, and to the extent required by applicable Law, all such withheld amounts have been timely paid over to the appropriate Governmental Entity.

(d)        No claim has been made by a taxing authority in a jurisdiction where neither the Company nor any of its Subsidiaries files Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.

(e)        Each of the Company’s Subsidiaries formed in the PRC has, in accordance with applicable Law, duly registered with the relevant PRC Governmental Entity, obtained and maintained the validity of all national and local Tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Entity. No submissions made to any Governmental Entity in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any material misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates. No suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or, to the Company’s knowledge, threatened. The Transactions will not have any material adverse effect on the continued validity and effectiveness of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments, and will not result in the claw-back or recapture of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments.

Section 4.17 Material Contracts. (a) Except for this Agreement and except for Contracts filed as exhibits to the Company SEC Reports, none of the Company or any of its Subsidiaries is a party to or bound by:

(i)    any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)   any Contract granting a right of first refusal, first offer or first negotiation other than in the ordinary course of business;

(iii)  any joint venture contracts, strategic cooperation or partnership arrangements, or other agreements outside the ordinary course of business involving a sharing of profits, losses, costs or liabilities by the Company or any of its Subsidiaries with any third party of more than US$1,500,000;

(iv)  any Contract for the acquisition, sale or lease (including leases in connection with financing transactions) of material properties or assets of the Company or any of its Subsidiaries (by merger, purchase or sale of assets or share or otherwise) entered into since January 1, 2013, for aggregate consideration in excess of US$1,500,000, except for those or entered into in the ordinary course of business;

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(v)  any Contract involving the payment or receipt of amounts by the Company or its Subsidiaries of more than US$1,500,000, except for those entered into in the ordinary course of business, or relating to Indebtedness having an outstanding amount of more than US$1,500,000 in the aggregate;

(vi)  any non-competition Contract or other Contract that restricts the ability of the Company or any of its Subsidiaries to compete in any geographic area, industry or line of business;

(vii)  any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests or assets of any Person of more than US$1,500,000;

(viii)  any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of the Company or any of its Subsidiaries; (B) pledging of share capital of the Company or any of its Subsidiaries or (C) issuance of guaranty by the Company or any of its Subsidiaries;

(ix)   any Contract between the Company or any of its Subsidiaries, on the one hand, and any Person beneficially owning five percent or more of the Shares (or their respective Affiliates), on the other hand, other than any Contracts with respect to employment arrangement entered into the ordinary course of business; and

(x)   each Contract providing for any earn-out payment payable by the Company or any of its Subsidiaries to any third party after the date hereof.

Each such Contract described in clauses (i) to (x) above is referred to herein as a “Material Contract.”

(b)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Material Contract constitutes the valid and legally binding obligation of the Company or any of its Subsidiaries party thereto and, to the Company’s knowledge, the other parties thereto, is enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect, and (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any other party thereto, is in breach or violation of, or default under, any Material Contract, and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s knowledge, the action or inaction of any third party, that, with or without due notice or lapse of time or both, would constitute a breach or violation of, or default under, any Material Contract.

(c)        Neither the Company nor any of its Subsidiaries has received any written claim or notice of default, termination or cancellation under any such Material Contract.

Section 4.18 Insurance Matters. The Company has made available to Parent true and correct copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all such policies, programs and arrangements are in full force and effect and are of the type and in amounts customarily carried by Persons conducting business similar to the Company in the PRC; no notice of cancellation or modification has been received by the Company, and there is no existing default or event which, with or without due notice or lapse of time or both, would constitute a default, by any insured thereunder. To the knowledge of the Company, there is no reasonable basis to believe that the Company or any of its Subsidiaries will not be able (a) to renew its existing insurance policies as and when such policies expire or (b) to obtain comparable coverage from similar insurers as may be necessary to conduct its business as now conducted without a significant increase in cost. Neither the Company nor any of its Subsidiaries knows of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies.

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Section 4.19 Transactions With Affiliates and Employees. Except as disclosed in the Company SEC Reports, none of the officers or directors of the Company has been since the Applicable Date, or is presently, a party to any transaction with the Company or any of its Subsidiaries which would be required to be reported under Item 7.B of Form 20-F under the Exchange Act (other than for services as Employees), including any material contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such Employee or, to the Company’s knowledge, any entity in which any such Employee has a substantial interest or is an officer, director, trustee or partner other than for (a) payment of salary or fees for services rendered; (b) reimbursement for expenses incurred on behalf of the Company and (c) other employee benefits, including share award agreements under the Company Share Incentive Plans.

Section 4.20 Anti-takeover Statutes. The Company is not a party to any shareholder rights plan, “poison pill” or similar agreement or plan. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation save for the Cayman Companies Law or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares or the Transactions.

Section 4.21 Brokers. No broker, finder or investment banker (other than the SC Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions based upon arrangements made by, or on behalf of, the Company or any of its Affiliates. The Company has furnished to Parent a correct and complete copy of all agreements on behalf of the Company with the SC Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Transactions.

Article V
REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

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Section 5.1 Organization; Standing. Each of Parent and Merger Sub is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has all requisite corporate power and authority to carry on its business as presently conducted and proposed by it to be conducted and to own, lease and operate its properties and assets, except where the failure to be so organized, validly existing or in good standing or to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.2 Capitalization.

(a)        The issued share capital of Parent is HKD35,000,000 divided into 35,000,000 ordinary shares, par value HKD1 per share, and RMB440,335,000 divided into 440,335,000 ordinary shares, par value RMB1 per share. All the ordinary shares of Parent are validly issued, duly authorized, fully paid and non-assessable. There are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any share capital of, or other equity interests in, Parent or Merger Sub.

(b)        The authorized share capital of Merger Sub is US$10,000 divided into 10,000 ordinary shares, par value US$1 per share. As of the date of this Agreement, 1 ordinary share of Merger Sub was issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent. All outstanding share capital of Merger Sub is owned by Parent free and clear of all Liens except where failure to own such share capital free and clear would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.3 Authority Relative to This Agreement. (a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate actions and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 5.4(b)). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)        The Parent Board, the board of directors of Merger Sub, and Parent as the sole shareholder of Merger Sub, have duly and validly authorized the execution and delivery of this Agreement and the consummation of the Transactions, and taken all corporate actions required to be taken by the Parent Board, and by the board of directors of Merger Sub and by Parent as the sole shareholder of Merger Sub, for the consummation of the Transactions. No vote or consent of the holders of any class or series of share capital of Parent is necessary to approve this Agreement or the Transactions, including the Merger.

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Section 5.4 Consents and Approvals; No Violations; Secured Creditors. (a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the organizational documents of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.4(b) have been obtained or taken, and all filings and obligations described in Section 5.4(b) have been made or satisfied, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (with or without due notice or lapse of time or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)        The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for (i) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, including, without limitation, the filing of the Schedule 13E-3, the filing of one or more amendments thereto and the filing of one or more amendments to Schedule 13D; (ii) compliance with the rules and regulations of NASDAQ, (iii) the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the Cayman Companies Law; and (iv) any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, where the failure to obtain or make, as applicable, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)        Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other Transactions.

Section 5.5 Sufficient Funds. At the Closing, Parent will have available sufficient funds to pay the aggregate Per Share Merger Consideration payable under Section 3.1(b) and to pay holders of outstanding Company Options and Restricted Shares pursuant to Section 3.1(f), in each case in accordance with and subject to the terms and conditions of this Agreement, and any related Expenses required to be paid by Parent or Merger Sub in connection with the consummation of the Merger and the other Transactions.

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Section 5.6 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (a) the Schedule 13E-3, at the time such document is filed with the SEC, or at any time such document is amended or supplemented or (b) the Proxy Statement, at the date of first mailing the Proxy Statement to the shareholders of the Company or any amendments or supplements thereto, and at the time of the Company Shareholders Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.7 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 5.8 Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Assuming the satisfaction or the waiver of the conditions of Parent and Merger Sub to consummate the Merger as set forth herein, immediately after giving effect to all of the transactions contemplated hereby, including the payment of the Per Share Merger consideration and the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and the payment of all related Expenses, the Surviving Company will be solvent as of the Effective Time and immediately after the Effective Time.

Section 5.9 Absence of Litigation. There are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or Merger Sub or any property or asset of Parent or Merger Sub and neither Parent nor Merger Sub is subject to any outstanding Order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.10 Ownership of Company Shares. As of the date hereof, other than the Cancelled Shares which will be cancelled at the Effective Time in accordance with Section 3.1(c), neither Parent, Merger Sub, nor any of their respective Affiliates, beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants, or other rights to acquire Shares or other securities of, or any economic interest (through derivative securities or otherwise) in the Company.

Section 5.11 Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, and their respective Affiliates and Representatives. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations, warranties, covenants and agreements of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

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Section 5.12 Support Agreement. Except for the Support Agreement, there are (a) no side letters or other Contracts (whether oral or written) relating to the Transactions between two or more of the following persons: each of the Parent, Merger Sub or any of their respective Affiliates, and (b) no Contracts (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any of the Company’s or its Subsidiaries’ directors, officers, employees or shareholders, on the other hand, that relate in any way to the Transactions, (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration, or (iii) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 5.13 Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

Article VI
COVENANTS RELATED TO CONDUCT OF BUSINESS

Section 6.1 Conduct of Business of the Company. Except as required by applicable Law or as expressly contemplated by this Agreement, during the period from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company will, and will cause each of its Subsidiaries to, (i) conduct its operations in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, and (ii) use its commercially reasonable efforts to seek to preserve intact its current business organizations, seek to keep available the service of its current Employees, consultants, contractors, subcontractors and agents, and seek to preserve its relationships with customers, suppliers and others having business dealings with the Company and its Subsidiaries. Without limiting the generality of the foregoing, and except as required by applicable Law, or as otherwise contemplated or permitted by this Agreement, prior to the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior consent (which consent shall not be unreasonably withheld, conditioned or delayed) of Parent,

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(a)        amend the memorandum and articles of association or other similar organizational documents of the Company or any of its Subsidiaries;

(b)        issue, sell, pledge, dispose of, transfer, deliver, grant or encumber, or authorize the issuance, sale, pledge, disposition, transfer, delivery, grant or encumbrance of (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), any shares of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares, or any equity equivalents (including, without limitation, any share options or share appreciation rights) of the Company or any of its Subsidiaries, other than the issuance of Shares upon the exercise of Company Options and Restricted Shares outstanding on or prior to the date hereof in accordance with their terms as in effect on the date of such exercise;

(c)        declare, set aside or pay any dividend or make any other actual, constructive or deemed distribution (whether in cash, share or property or any combination thereof) with respect of the share capital of the Company or any of its Subsidiaries (except for any dividend or distribution by a Wholly Owned Subsidiary to the Company or to another Wholly Owned Subsidiary of the Company);

(d)        (i) split, combine, subdivide or reclassify any share capital of the Company or any of its Subsidiaries, (ii) redeem, repurchase or otherwise acquire any of its share capital or any share capital of the Company or any of its Subsidiaries, or (iii) enter into any agreement with respect to the voting of the share capital of the Company;

(e)        effect any merger, consolidation, scheme of arrangement, amalgamation, liquidation, dissolution, reorganization, restructuring or similar transaction involving the Company or any of its Key Subsidiaries;

(f)        create any new Key Subsidiary;

(g)       (i) incur, modify, renew or assume any Indebtedness, except for (A) borrowings under existing lines of credit, (B) Indebtedness incurred in the ordinary course of business consistent with past practice; (C) any Indebtedness between the Company and its Subsidiaries or (D) Indebtedness incurred in an amount not in excess of US$500,000 in the aggregate; or (ii) make any loans, advances or capital contributions to, or investments in, any other Person (other than to any Subsidiary of the Company), except (A) in the ordinary course of business consistent with past practice or (B) in amounts not in excess of US$500,000 in the aggregate;

(h)       (i) enter into, adopt, amend, extend or terminate any bonus, profit sharing, compensation, severance, termination, share option, share appreciation right, restricted share, performance unit, share equivalent, share purchase agreement, pension, retirement, deferred compensation, labor, collective bargaining, employment or other employee benefit agreement, trust, plan, fund, award or other arrangement for the benefit or welfare of any Employee of the Company or any of its Subsidiaries in any manner that would result in additional payment by the Company of an amount in excess of US$500,000 in the aggregate, other than in connection with the employment of any newly hired employee with an annual salaries not exceeding US$50,000; (ii) except (w) as required under agreements existing on the date hereof, (x) as approved or ratified by the Company Board prior to, on or after the date hereof, (y) in the ordinary course of business consistent with past practice, or (z) for any increase or payment in an aggregate amount not exceeding $300,000, increase in any manner the compensation or fringe benefits of any Employee of the Company or any of its Subsidiaries, or pay any benefit not required or contemplated by any plan or arrangement as in effect as of the date hereof or entered into or adopted not in violation of sub-clause (i) above (including, without limitation, the granting of share appreciation rights or performance units); or (iii) forgive any loans to any Employee of the Company or any of its Subsidiaries;

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(i)        acquire any assets, in any transaction or related series of transactions, for consideration in excess of US$500,000 individually or US$2,500,000 in the aggregate, except for acquisitions in the ordinary course of business consistent with past practice;

(j)        sell, lease, pledge or otherwise dispose of any assets, in any transaction or related series of transactions, in excess of US$500,000 individually or US$2,500,000 in the aggregate, other than in the ordinary course of business consistent with past practice;

(k)        make any material changes with respect to accounting policies or procedures affecting the reported consolidated assets, liabilities, or results of operations of the Company and its Subsidiaries, except as required by changes in GAAP or applicable Law;

(l)        (i) acquire any company, partnership or other business organization or division thereof or any equity interest therein; or (ii) authorize any new capital expenditure or expenditures in excess of US$500,000 individually or US$2,500,000 in the aggregate, except as budgeted in the Company’s current plan approved by the Company Board that was made available to Parent;

(m)        make, change or revoke any material Tax election, amend any material Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, settle or compromise any material Tax liability, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to material Taxes, or materially change (or make a request to any taxing authority to materially change) any aspect of its method of accounting for Tax purposes;

(n)        pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) of over $500,000 individually or $2,500,000 in the aggregate, other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of liabilities reflected or reserved against in the Company’s consolidated balance sheet as of December 31, 2015 (or the notes thereto), as included in the Company SEC Reports, or incurred subsequent to such date in the ordinary course of business consistent with past practice;

(o)        (i) cancel, materially modify, terminate or grant a waiver of any material rights under any Material Contract (except for any modification or amendment that is beneficial to the Company) or (ii) enter into a new Contract that (A) would be a Material Contract if in existence as of the date of this Agreement or (B) contains, unless required by applicable Law, a change of control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the Transactions, other than in each case entered into in the ordinary course of business;

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(p)        enter into any material new line of business except where such new line of business is related to, and a reasonable expansion of, the Company’s or its Subsidiaries’ business that is conducted as of the date of this Agreement;

(q)        fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder or any other Governmental Entity;

(r)        except in the ordinary course of business consistent with past practice, (i) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in (other than licenses), to or under any material Intellectual Property that the Company or any of its Subsidiaries currently uses; (ii) grant to any third party any exclusive license, or enter into any covenant not to sue, with respect to any such Intellectual Property; (iii) disclose or allow to be disclosed any material Confidential Information with respect to such Intellectual Property to any Person, other than Employees of the Company or its Subsidiaries that are subject to a confidentiality or non-disclosure covenant protecting against further disclosure thereof; (iv) fail to notify Parent promptly of any material infringement, misappropriation or other violation of or conflict with any such Intellectual Property of which the Company or any of its Subsidiaries becomes aware and to reasonably consult with Parent regarding the actions (if any) to take to protect such Intellectual Property; or (v) fail to perform or make any applicable material filings, recordings or other similar actions, or fail to pay material fees or Taxes, in each case required to maintain and protect its interest in each and every item of such material Intellectual Property;

(s)        terminate or cancel, modify or let lapse any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage;

(t)        transfer or permit any transfers of cash in excess of US$500,000 in the aggregate from the Company and/or its Subsidiaries formed outside the PRC to any of its Subsidiaries formed inside the PRC; or

(u)        agree to take, any of the foregoing actions, except as pursuant to this Agreement and the Transactions or as consented to or requested by Parent.

Section 6.2 Operation of Parent’s and Merger Sub’s Business. Except as expressly required by this Agreement or with the prior written consent of the Company, each of Parent and Merger Sub agrees that, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, it shall not take any action or fail to take any action that is intended or would reasonably be expected to (a) result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (b) individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

Section 6.3 No Control of the Company’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

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Article VII
ADDITIONAL AGREEMENTS

Section 7.1 Preparation of the Proxy Statement and Schedule 13E-3. (a) Following the date hereof, the Company, with the assistance and cooperation of Parent and Merger Sub, shall prepare, and cause to be mailed to the shareholders of the Company as promptly as practicable after having cleared the SEC comments on the Schedule 13E-3, the Proxy Statement. Parent and Merger Sub shall promptly furnish all information as the Company may reasonably request in connection with such actions and the preparation of the Proxy Statement. The Company will provide Parent with a reasonable opportunity to review and comment on the Proxy Statement prior to mailing the Proxy Statement to the shareholders or any amendments or supplements thereto; provided, however nothing in this Section 7.1(a) shall limit or preclude the Special Committee from effecting a Change of Recommendation; provided, further that no representation, warranty, covenant or agreement is made by the Company with respect to information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement.

(b)        Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC the Schedule 13E-3. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Schedule 13E-3 will comply as to form and substance in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each party shall, as promptly as practicable after the receipt thereof, provide to the other party copies of any written comments and advise the other party of any oral comments, with respect to the Schedule 13E-3, received from the SEC and will use its reasonable best efforts to resolve and respond promptly to any comments of the SEC regarding the Schedule 13E-3. Each of Parent, Merger Sub and the Company will be provided with reasonable opportunity to review and comment on the initial Schedule 13E-3 and any amendment or supplement thereto prior to filing with the SEC.

(c)        If at any time prior to the Effective Time, any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment to the Schedule 13E-3 describing such information shall be promptly filed with the SEC and an appropriate amendment or supplement describing such information shall be disseminated to the shareholders of the Company to the extent required by applicable Law.

(d)        Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 7.4, in connection with any disclosure regarding a Change of Recommendation or an Alternative Acquisition, the Company shall not be required to provide Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub) (i) the Proxy Statement or any amendment or supplement there, or (ii) any comments thereon or requests related thereto or any other filing or correspondence with the SEC or any other Governmental Authority, in each case with respect to such disclosure.

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Section 7.2 Company Shareholders Meeting. (a) The Company shall cause a meeting of its shareholders for the purpose of voting on the approval of this Agreement, the Plan of Merger and the Transactions (the “Company Shareholders Meeting”) to be duly called and held in accordance with the applicable Law and the memorandum and articles of association of the Company as soon as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and, in the case of calling of the Company Shareholders Meeting, in any event within ten (10) Business Days after such confirmation; provided, that the Company may postpone or adjourn the Company Shareholders Meeting, (i) if at the time the Company Shareholders Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Company Shareholders Meeting, or (ii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Special Committee has determined in good faith after consultation with outside counsel is necessary or advisable under applicable Laws and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders Meeting; provided, however, that notwithstanding the foregoing, the Company Shareholders Meeting shall be held no later than forty-five (45) calendar days following the mailing to the shareholders of the Proxy Statement.

(b)        The Company shall establish, after consultation with Parent, a record date (the “Record Date”) for determining shareholders of the Company entitled to notice of and vote at the Company Shareholders Meeting. Once the Company has established the Record Date, the Company shall not change such Record Date or establish a different record date for the Company Shareholders Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), unless required to do so by applicable Law, the memorandum and articles of association of the Company, or where failure to do so would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law. In the event that the date of the Company Shareholders Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing (which approval shall not be unreasonably withheld, delayed or conditioned), it shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Company Shareholders Meeting, as so adjourned, postponed or delayed, except as required by applicable Law.

(c)        Subject to Section 7.4, the Special Committee shall make the recommendation that the shareholders of the Company approve this Agreement, the Plan of Merger and the Transactions (the “Company Board Recommendation”) and include the Company Board Recommendation in the Proxy Statement. The Company shall use its reasonable best efforts in accordance with applicable Law and the memorandum and articles of association of the Company to (i) solicit from the holders of the Shares proxies in favor of the approval of this Agreement and the Transactions and (ii) take all other actions necessary or desirable to secure the Shareholder Approval. Upon reasonable advance written request of Parent, the Company shall use its commercially reasonable efforts to advise Parent on a daily basis on each of the last ten Business Days prior to the date of the Company Shareholders Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Shareholder Approval. Except as permitted by Section 7.4, the Special Committee shall not effect a Change of Recommendation (as defined in Section 7.4(c)). Without limiting the generality of the foregoing, unless this Agreement has been terminated in accordance with Section 9.3, this Agreement shall be submitted to the shareholders of the Company at the Company Shareholders Meeting whether or not (A) a Change of Recommendation shall have occurred and/or (B) any Acquisition Proposal shall have been publicly proposed or announced or otherwise submitted to the Company or any of its advisors.

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Section 7.3 Access to Information. From the date hereof until the Effective Time and subject to applicable Law, the Company shall, and shall cause its Subsidiaries to, upon reasonable advance notice from Parent, (a) provide to Parent and Parent’s Representatives reasonable access during normal business hours to the offices, properties, books and records of the Company and its Subsidiaries; (b) furnish to Parent and its Representatives such financial, operating and other data, analyses, projections, plans and other information as such Persons may reasonably request; and (c) instruct its Representatives to reasonably cooperate with Parent and its Representatives in its investigation; provided, however, that the Company shall not be required to provide access to or disclose any information if such access or disclosure would (i) jeopardize any attorney-client privilege, work product doctrine or other applicable privilege of the Company or any of its Subsidiaries, (ii) violate any Contract entered into prior to the date of this Agreement, Law or Order, or (iii) give a third party the right to terminate or accelerate the rights under a Contract entered into prior to the date of this Agreement; provided, in each case of (i), (ii) and (iii), that the Company shall use its reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or violation or third party right. No investigation pursuant to this Section 7.3 shall affect or be deemed to modify any of the representations, warranties, covenants or agreements made by the Company in this Agreement.

From the date hereof until the Effective Time, the Company shall furnish to Parent (a) concurrently with the delivery thereof to management, such monthly financial statements and data as are regularly prepared for distribution to Company’s management and (b) at the earliest time they are available, such financial statements as are prepared for the Company's SEC filings, which (in the case of this clause (b)), shall be in accordance with the books and records of the Company.

Section 7.4 No Solicitation of Transactions. (a) The Company agrees that, from the date hereof until the Effective Time, or, if earlier, the Termination of this Agreement in accordance with Article IX, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any Representative of the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations, furnish to any Person any non-public information with respect to the Company or any of its Subsidiaries, or knowingly take any other action, with the intent to induce the making of, any Acquisition Proposal, (iii) agree to, approve, endorse or recommend any Acquisition Proposal or enter into any letter of intent, agreement or agreement in principle with respect to an Acquisition Proposal; (iv) authorize or permit any Representatives of the Company or any of its Subsidiaries retained by or acting directly or indirectly under the direction of the Company or any of its Subsidiaries, to take any action set forth in the preceding clauses (i) through (iii) of this Section 7.4(a) or (v) release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party. Immediately after the execution and delivery of this Agreement, the Company shall, and shall cause its Subsidiaries and Affiliates and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any possible Acquisition Proposal, shall promptly request the returning to it or the destruction of all Confidential Information provided by or on behalf of the Company or any of its Subsidiaries to such Person, and shall notify each such Person and its Representatives that the Special Committee no longer seeks or requests the making of any Acquisition Proposal.

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(b)        Notwithstanding anything in Section 7.4(a) to the contrary, prior to the time the Shareholder Approval is obtained, but not after, if the Company receives an unsolicited bona fide written Acquisition Proposal from any Person that did not result from a breach by the Company of this Section 7.4 and that has not been withdrawn, (i) the Company and its Representatives may (A) communicate with such Person to clarify the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal, and (B) notify such Person of the restrictions of this Section 7.4, and (ii) if the Special Committee has (A) determined, in its good faith judgment (after consultation with its financial advisor and independent legal counsel), that such Acquisition Proposal would reasonably be expected to result in a Superior Proposal and (B) determined, in its good faith judgment (upon advice by independent legal counsel), that, in light of such Acquisition Proposal, failure to furnish such information to or enter into discussions with the Person who made such Acquisition Proposal would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable Law, then the Company and its Representatives may (x) furnish information (including non-public information) with respect to the Company to the Person who has made such Acquisition Proposal and (y) engage in or otherwise participate in discussions or negotiations with the Person making such Acquisition Proposal; provided, that the Company shall (1) notify Parent of any Acquisition Proposal (including, without limitation, all material terms and conditions thereof and the identity of the Person making it) as promptly as practicable (but in no case later than 48 hours) after its receipt thereof, and shall provide Parent with a copy of any written Acquisition Proposal or amendments or supplements thereto, and shall thereafter inform Parent on a current basis of the status of any inquiries, discussions or negotiations with such third party, and any material changes to the terms and conditions of such Acquisition Proposal; (2) provide written notice to Parent of its intent to furnish information or enter into discussions with such Person at least two (2) Business Days prior to taking any such action; (3) obtain from such Person an Acceptable Confidentiality Agreement () and a copy thereof shall be promptly delivered to Parent following its execution and (4) concurrently give Parent a copy of any material information delivered to such Person that was not previously provided to Parent. The Company shall not, and shall cause its Subsidiaries not to, enter into any Contract with any Person subsequent to the date hereof that would restrict the Company’s ability to provide such information to Parent, and neither the Company nor any of its Subsidiaries is currently party to any agreement that prohibits the Company from providing the information described in this Section 7.4(b) to Parent.

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(c)        Except as expressly permitted by this Section 7.4, the Special Committee shall not (i) (A) fail to make a Company Board Recommendation or fail to include the Company Board Recommendation in the Proxy Statement, (B) withhold, withdraw, qualify or modify in a manner adverse to Parent or Merger Sub the Company Board Recommendation, (C) adopt, approve or recommend any Acquisition Proposal, (D) recommend any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a solicitation/recommendation statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Acquisition Proposal, (E) publicly announce its intention to take any of the actions described in foregoing clauses (A) through (D) (any of such actions described in clauses (A) through (E) being referred to as a “Change of Recommendation”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, merger agreement or other similar agreement relating to any Acquisition Proposal (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 7.4(b)) (each, an “Alternative Acquisition Agreement”). The Company acknowledges and agrees that the doing of any of the foregoing by any of its Subsidiaries or Representatives shall be deemed to be a breach by the Company of this Section 7.4(c).

(d)        Notwithstanding anything in this Section 7.4 to the contrary, prior to the time the Shareholder Approval is obtained, but not after, if the Company has received a bona fide written proposal or offer with respect to an Acquisition Proposal that did not arise or result from a breach of Section 7.4(a), that is not withdrawn and that the Special Committee determines (after consulting with its financial advisor and independent legal counsel), in its good faith judgment, constitutes a Superior Proposal, the Special Committee may (after consulting with its financial advisor and independent legal counsel), (i) make a Change of Recommendation, and/or (ii) authorize the Company to terminate this Agreement pursuant to Section 9.3(b) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, if the Special Committee determines (after consulting with its financial advisor and independent legal counsel), in its good faith judgment, that failure to do so would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable Law; provided, that the Company has (A) provided at least three (3) Business Days’ (the “Negotiation Period”) prior written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company has received a Superior Proposal (which notice shall include a copy of the Superior Proposal, a copy of the relevant proposed transaction agreements and a copy of any financing commitments relating thereto, if applicable) and indicating that the Special Committee intends to take any such action, (B) during the Negotiation Period, negotiated with, and caused its Representatives to negotiate with, Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Acquisition Proposal would cease to constitute a Superior Proposal (any material amendment to the terms of such Superior Proposal during the Negotiation Period shall require a new Notice of Superior Proposal of the terms of such amended Superior Proposal from the Company and an additional Negotiation Period that satisfies this Section 7.4(d)), and (C) following the end of the Negotiation Period (or any additional Negotiation Period, if applicable), the Special Committee determines, in its good faith judgment (after consulting with its financial advisor and independent legal counsel), that the Acquisition Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal and that failure to take any of the actions referenced in subsection (i) or (ii) herein would reasonably be expected to be inconsistent with its fiduciary duties to the Company and its shareholders under applicable Law.

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(e)        Nothing contained in this Section 7.4 shall be deemed to prohibit the Company from complying with its disclosure obligations under federal or state Laws of the United States, or other applicable Laws, with regard to an Acquisition Proposal; provided, that making such disclosure shall not in any way limit or modify the effect, if any, that any such action has under this Section 7.4; provided, further, that if such disclosure includes a Change of Recommendation or has the substantive effect of a Change of Recommendation, Parent shall have the right to terminate this Agreement as set forth in Section 9.4(b) (it being understood that a statement by the Company that factually describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act, shall not be deemed a Change of Recommendation).

Section 7.5 Reasonable Best Efforts. (a) Upon the terms and subject to the conditions of this Agreement, each party shall use its reasonable best efforts to (i) make its respective filings, and thereafter make any other required submissions, with each relevant Governmental Entity with jurisdiction over enforcement of any applicable Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith; and (ii) take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, without limitation, employing such resources as are necessary to obtain the regulatory approvals. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, each party shall cause its respective proper officers and directors to use their reasonable best efforts to take all such action.

(b)        Each party shall, upon reasonable request by any other party, furnish such other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Transactions.

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(c)        Each party agrees to cooperate and use its reasonable best efforts to vigorously contest and resist any Proceeding with respect to the Transactions, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal.

Section 7.6 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, and subject to the provisions of Section 7.4, each of Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to the Transactions (other than any press release or public statement with respect to a Change of Recommendation, offer or proposal with respect to an Acquisition Proposal, Superior Proposal, or any action taken by the Company, the Company Board or the Special Committee permitted under Section 7.4) This Section 7.6 shall terminate upon a Change of Recommendation.

Section 7.7 Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, the Surviving Company shall, and Parent shall cause to the Surviving Company to, comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations, in each case, under the Company’s or such Subsidiary’s memorandum and articles of association or similar constitutional documents in effect as of the date hereof and any indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers, or any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Parties”), to indemnify and hold harmless such individuals against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company at or prior to the Effective Time, including, for the avoidance of doubt, in connection with (i) the Transactions and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law. The Surviving Company shall (and Parent shall cause the Surviving Company to) honor and fulfill in all respects the obligations of the Company under (A) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association of the Company as in effect on the date of this Agreement and (B) all indemnification agreements between the Company and any of its respective current or former directors and officers and any person who becomes a director or officer of the Company prior to the Effective Time. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) cause the memorandum and articles of association of the Surviving Company to contain provisions with respect to exculpation, advancement of expenses and indemnification that are at least as favorable to the directors, officers or Employees of the Company as those contained in the memorandum and articles of association of the Company as in effect on the date hereof, except to the extent prohibited by the applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner, unless such modification is required by applicable Law.

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(b)        For a period of six (6) years after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain the Company’s and its Subsidiaries’ existing policies of directors’ and officers’ liability insurance for the benefit of those Persons who are covered by such policies at the Effective Time (or the Surviving Company may substitute therefor policies of substantially equivalent coverage with respect to matters occurring prior to the Effective Time), to the extent that such liability insurance can be maintained at a cost to the Surviving Company not greater than 300% of the annual premium of the existing policies. The Company may prior to the Effective Time at its option purchase, for an amount not to exceed 300% of the annual premium of the existing policies, a six (6) year “tail policy” on terms and conditions providing substantially equivalent benefits as the existing policies of directors’ and officers’ liability insurance maintained by the Company. If such prepaid “tail policy” has been obtained by the Company prior to the Closing, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 7.7(b) provided that the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder.

(c)        If Parent, the Surviving Company or any of their respective successors or assigns (i) shall consolidate with or merge into any other company or entity and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, company or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations set forth in this Section 7.7. The provisions of this Section 7.7 shall survive the consummation of the Merger and is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third party beneficiary of the provisions of this Section 7.7.

Section 7.8 Notification of Certain Matters. Subject to applicable Law and the requirements of this Agreement, the Company shall, upon obtaining knowledge of any of the following, give prompt notice to Parent, and Parent shall, upon obtaining knowledge of any of the following, give prompt notice to the Company, of

(a)         any material failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder;

(b)         the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any condition to the obligations of any party to effect the Transactions not to be satisfied;

(c)         any written notice of, or other written communication relating to, a default or event which, with or without due notice or lapse of time or both, would become a default, received by any party or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any Contract (or, with respect to the Company, any Material Contract) material to the financial condition, properties, business, results of operations or prospects of such party and its Subsidiaries taken as a whole to which it or any of its Subsidiaries is a party or is subject;

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(d)         any notice or other communication from any Governmental Entity that would have the effect of preventing or materially delaying the Merger;

(e)         any Proceedings commenced or, to such party’s knowledge, threatened, against such party and related to the Transactions; or

(f)          any event or occurrence that has, or would reasonably be likely to have, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be;

together, in each case, with a copy of any such notice, communication or Proceeding; provided, however, that the delivery of any notice pursuant to this Section 7.8 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice, provided, further, that failure to give prompt notice pursuant to this Section 7.8 shall not constitute a failure of a condition to the Merger set forth in Article VIII.

Section 7.9 Fees and Expenses. Subject to Section 9.5, whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses.

Section 7.10 Delisting of Securities. Parent shall use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to cause the Shares to be (a) delisted from NASDAQ as promptly as practicable after the Effective Time and (b) deregistered under the Exchange Act as promptly as practicable after such delisting.

Section 7.11 Anti-takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, the parties shall use their reasonable best efforts to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such Takeover Statute or provision in the Company’s memorandum and articles of association on the Transactions.

Section 7.12 Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

Section 7.13 Participation in Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the Transactions, and no such litigation shall be settled or compromised without Parent’s prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned.

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Section 7.14 Actions Taken at Direction of Parent or Merger Sub. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article IV, Article VI or this Article VII hereof, if the alleged breach is the proximate result of an action or inaction by the Company at the approval or direction of Parent, Merger Sub or their respective Affiliates (including directors or officers of the Company and its Subsidiaries appointed by Parent, Merger Sub or their Affiliates).

Article VIII
CONDITIONS TO CONSUMMATION OF THE MERGER

Section 8.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party to consummate the Transactions are subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any or all of which may be waived in whole or in part by the party being benefited thereby, to the extent permitted by applicable Law:

(a)        Shareholder Approval. The Shareholder Approval shall have been obtained; and

(b)        No Injunctions or Restraints. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise prohibiting the consummation of the Transactions.

Section 8.2 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the Transactions is also subject to the satisfaction, or waiver (to the extent permissible under applicable Law) by Parent, at or prior to the Effective Time, of the following conditions:

(a)        Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 4.2(a) (Capitalization of the Company and Its Subsidiaries), shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made on and as of such date and time (except for representations and warranties made as of a specified date, which need be true and correct, as the case may be, only as of the specified date), except for de minimis inaccuracies that do not, in the aggregate, increase the aggregate amount required to be paid under Section 3.1(b) and Section 3.3(d) by more than US$200,000, (ii) set forth in Section 4.1(a) (Organization and Qualification; Subsidiaries), Section 4.3 (Authority Relative to This Agreement; Fairness), Section 4.7 (Absence of Changes) and Section 4.24 (Brokers) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made on and as of such date and time (except for representations and warranties made as of a specified date, which need be true and correct, as the case may be, only as of the specified date) and (iii) set forth in this Agreement, other than those Sections specifically identified in clauses (i) and (ii) (disregarding for purposes of this clause (iii) any limitation or qualification by “materiality” or “Company Material Adverse Effect”), shall be true and correct in all respects, in each case as of the Closing Date, as though made on and as of the Closing Date (except (A) for representations and warranties made as of a specified date, which need be true and correct, as the case may be, only as of the specified date, and (B) where such failures to be true and correct, in each case, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect).

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(b)        Agreements and Covenants. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)        No Material Adverse Effect. Since the date hereof, there shall not be any Company Material Adverse Effect that is continuing.

(d)        Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the fulfillment of the conditions specified in Section 8.2(a) through (c).

Section 8.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the Transactions is also subject to the satisfaction, or waiver (to the extent permissible under applicable Law) by the Company, at or prior to the Effective Time, of the following conditions:

(a)        Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement and the Support Agreement, to the extent qualified by materiality or Parent Material Adverse Effect, shall be true and correct and, to the extent not so qualified, shall be true and correct in all material respects, in each case as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct, or true and correct in all material respects, as the case may be, only as of the specified date).

(b)        Agreements and Covenants. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement and the Support Agreement at or prior to the Closing.

(c)        Officer Certificate. Parent and Merger Sub shall have delivered to the Company a certificate, dated the Closing Date, signed by a designated director of Parent and Merger Sub, as the case may be, certifying as to the fulfillment of the conditions specified in Section 8.3(a) and Section 8.3(b).

Section 8.4 Frustration of Closing Conditions. Prior to the Termination Date (as defined below), none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VIII to be satisfied if such failure was caused by such party’s failure to comply with this Agreement or the Support Agreement and consummate the Transactions.

Article IX
TERMINATION; AMENDMENT; WAIVER

Section 9.1 Termination by Mutual Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of Shareholder Approval, by mutual written consent of the Company (acting upon the direction of the Special Committee) and Parent (acting upon the direction of the Parent Board).

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Section 9.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of either the Company (acting upon the direction of the Special Committee) or the Parent Board if:

(a)        the Merger shall not have been consummated by May 23, 2017 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.2(a) shall not be available to a party whose failure to fulfill any obligation under this Agreement or the Support Agreement has been the primary cause of, primarily resulted in, or materially contributed to the failure of the Closing to occur by such date or the Support Agreement;

(b)        the Company Shareholders Meeting shall have been held and the Shareholder Approval shall not have been obtained at such Company Shareholders Meeting or at any adjournment or postponement thereof; or

(c)        any Law or Order having the effect set forth in Section 8.1(b) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.2(c) shall not be available to any party if the issuance of such final, non-appealable Law or Order was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under this Agreement.

Section 9.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Company (acting upon the direction of the Special Committee) if:

(a)        the representations and warranties of Parent or Merger Sub under this Agreement or the Support Agreement shall not be true and correct or Parent or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in this Agreement or the Support Agreement, which failure to be true and correct, breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.1 or Section 8.3 and (ii) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured by the earlier of the Termination Date and thirty (30) days following receipt of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 9.3(a) and the basis for such termination; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.3(a) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder or under the Support Agreement that would result in the conditions to Closing set forth in Section 8.1 or Section 8.2 not being satisfied;

(b)        prior to obtaining the Shareholder Approval if (i) the Special Committee authorizes the Company, subject to complying with the covenants and agreements in Section 7.4(d), to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (ii) concurrently with the termination of this Agreement the Company enters into an Alternative Acquisition Agreement with respect to a Superior Proposal and (iii)  prior to or concurrently with such termination the Company pays to Parent in immediately available funds the Company Termination Fee required to be paid pursuant to Section 9.5(b); or

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(c)        if (i) all of the conditions set forth in Section 8.1 and Section 8.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing but subject to their satisfaction or waiver by the party having the benefit thereof) have been satisfied, (ii) the Company has irrevocably confirmed by written notice to Parent that (A) all conditions set forth in Section 8.3 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 8.3 and (B) it stands ready, willing and able to consummate the Transactions and (iii) the Merger shall not have been consummated within ten (10) Business Days after the delivery of such notice.

Section 9.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

(a)        (i) the representations and warranties of the Company shall not be true and correct or the Company shall have breached or failed to perform any of its covenants or agreements contained in this Agreement (other than Section 7.2 and Section 7.4), which failure to be true and correct, breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.1 or Section 8.2 and (B) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured by the earlier of the Termination Date and thirty (30) days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 9.4(a) and the basis for such termination; (ii) the Company shall have breached in any material respect its obligations under Section 7.4 or (iii) the Company shall have breached in any material respect its obligations under Section 7.2, and such breach shall not have been cured within 30 days following receipt by the Company of a notice pursuant to sub-clause (i); provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.4(a)(i) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 8.1 or Section 8.3 not being satisfied; or

(b)        the Special Committee, whether or not permitted to do so by this Agreement, shall have (i) effected a Change of Recommendation, or resolved to take such action or (ii) authorized the Company to enter into an Alternative Acquisition Agreement.

Section 9.5 Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, written notice thereof shall be given to the other parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement (other than this Section 9.5, Section 7.6 (Public Announcements), Section 7.9 (Fees and Expenses), Section 10.2 (Entire Agreement; Assignment), Section 10.3 (Notices), Section 10.4 (Governing Law; Jurisdiction), Section 10.5 (No Third Party Beneficiaries) and Section 10.8 (Confidentiality)) shall become void and of no effect with no liability on the part of any party (or of any of its Subsidiaries or their respective Representatives).

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(b)        In the event that (i) this Agreement is terminated by Parent pursuant to Section 9.4(a) or Section 9.4(b), (ii) this Agreement is terminated by the Company pursuant to Section 9.3(b), or (iii) if (A) an Acquisition Proposal shall have been made, proposed or communicated (and not withdrawn) after the date hereof and prior to the Company Shareholders Meeting (or prior to the termination of this Agreement if there has been no Company Shareholders Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 9.2(a) or Section 9.2(b), and (C) at any time prior to the date that is twelve (12) months after the date of such termination, (x) the Company enters into any definitive agreement providing for an Acquisition Proposal (provided that, for purposes of this Section 9.5(b), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”), or (y) an Acquisition Proposal is consummated (whether or not such Acquisition Proposal was the same Acquisition Proposal referred to in clause (A)), then the Company shall pay or cause to be paid to Parent or its designee a termination fee of US$1,100,000 (the “Company Termination Fee”), (1) within two (2) Business Days of such termination in the case of a termination referred to in clause (i) or (ii), or (2) within two (2) Business Days of such events described in clauses (x) and (y) above shall have occurred in the case of clause (iii), in each case, by wire transfer of same day funds to one or more accounts designated in writing by Parent. In the event that Parent or its designee shall receive full payment of the Company Termination Fee pursuant to this Section 9.5(b), the receipt of such Company Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub or any other Person arising out of or in connection with this Agreement, any of the transactions contemplated hereby (and the abandonment or termination hereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub or any other Person shall be entitled to bring or maintain any Proceeding against any Company Related Party arising out of or in connection with this Agreement, any of the transactions contemplated hereby (and the abandonment or termination hereof) or any matters forming the basis for such termination. For the avoidance of doubt, other than an Order of specific performance pursuant to Section 10.7, the right of Parent and its designees to receive payment from the Company of the Company Termination Fee referred to in this Section 9.5(b) shall be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement, any of the transactions contemplated hereby (and the abandonment or termination hereof) or any matter forming the basis for such termination, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement, any of the transactions contemplated hereby (and the abandonment or termination hereof) or any matter forming the basis for such termination. The provisions of this Section 9.5(b) are intended to be for the benefit of, and shall be enforceable by, each Company Related Party.

(c)        In the event that the Company terminates this Agreement pursuant to Section 9.3(a) or Section 9.3(c), then, Parent shall pay or cause to be paid to the Company a termination fee in an amount equal to US$2,200,000 (the “Parent Termination Fee”), by wire transfer of same day funds to one or more accounts designated in writing by the Company. In the event that the Company or its designee shall receive the Parent Termination Fee pursuant to this Section 9.5(c), the receipt of such Parent Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or any other Person arising out of or in connection with this Agreement, any of the transactions contemplated hereby (and the abandonment or termination hereof) or any matter forming the basis for such termination, and neither the Company nor any other Person shall be entitled to bring or maintain any Proceeding against any Parent Related Party arising out of or in connection with this Agreement, any of the transactions contemplated hereby (and the abandonment or termination hereof) or any matters forming the basis for such termination. For the avoidance of doubt, other than an Order of specific performance pursuant to Section 10.7, the right of the Company and its designees to receive payment from Parent of the Termination Fee referred to in this Section 9.5(c) shall be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement, any of the transactions contemplated hereby (and the abandonment or termination hereof) or any matter forming the basis for such termination, and upon payment of such amounts, none of the Parent Related Parties shall have any further liability or obligation arising out of or in connection this Agreement, any of the transactions contemplated hereby (and the abandonment or termination hereof) or any matter forming the basis for such termination. The provisions of this Section 9.5(c) are intended to be for the benefit of, and shall be enforceable by, each Parent Related Party.

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(d)        In the event that the Company shall fail to pay the Company Termination Fee, or Parent shall fail to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for all costs and expenses actually incurred or accrued by the other party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.5, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full, at a rate per annum equal to the prime lending rate published in The Wall Street Journal in effect on the date such payment was required to be made. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e)        Each party acknowledges that (i) the agreements contained in this Section 9.5 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 9.5(b) or Section 9.5(c) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 9.5, the parties would not have entered into this Agreement.

(f) Notwithstanding anything in this Agreement to the contrary, (i) under no circumstances will the Company be entitled to monetary damages in connection with this Agreement in excess of the aggregate amount of (A) Parent Termination Fee, and (B) any amount payable by Parent pursuant to Section 9.5(d), and (ii) under no circumstances will Parent be entitled to monetary damages in excess of the aggregate amount of (A) the Termination Fee and (B) any amount payable by the Company pursuant to Section 9.5(d).

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Section 9.6 Amendment. This Agreement may be amended by action taken by the Company (acting upon the direction of the Special Committee), Parent and Merger Sub at any time before or after the Shareholder Approval having been obtained but, after any such approval, no amendment shall be made which requires the approval of such shareholders under applicable Law without such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

Section 9.7 Extension; Waiver. At any time prior to the Effective Time, any party may, in the case of the Company, acting upon the direction of the Special Committee, to the extent permitted under applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or (c) waive compliance with any of the agreements or conditions of the other parties contained in this Agreement; provided, however, that after the Shareholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption having been obtained. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

Article X
MISCELLANEOUS

Section 10.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any schedule or instrument delivered pursuant to this Agreement shall survive beyond the Effective Time, except for those covenants and agreements contained in this Article X, the agreements of the Company, Parent and Merger Sub contained in Article II and Article III and those other covenants and agreements of the parties which by their terms apply or contemplate performance after the Effective Time.

Section 10.2 Entire Agreement; Assignment. (a) This Agreement (including any exhibits and annexes hereto) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

(b)        Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, but not limited to, by merger or consolidation) or otherwise by any of the parties without the prior written consent of the other parties; provided, however, that prior to the Effective Time, Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any direct Wholly Owned Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub of its obligations hereunder if such assignee does not perform such obligations. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

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Section 10.3 Notices. All notices, requests, claims, demands, instructions and other documents to be given under this Agreement shall be in writing and shall be deemed to be duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile (to such number specified below or another number or numbers as such Person may subsequently specify by proper notice under this Agreement), with a confirmatory copy to be sent by overnight courier, and (c) on the next Business Day when sent by national overnight courier, in each case to the respective parties and accompanied by a copy sent by email (which copy shall not constitute notice) at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.3):

if to Parent or to Merger Sub, to:

Shiji (Hong Kong) Limited

Room 1802, Great Eagle Centre,

23 Harbour Road, Wanchai, Hong Kong S.A.R.

Attention: Zhongchu Li

Facsimile: +852 2992 0618

with a copy to (which shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP

45th Floor, Fortune Financial Center

5 Dong San Huan Zhong Lu, Chaoyang District,

Beijing, 100022, People’s Republic of China

Attention: Denise Shiu, Esq.

Facsimile: +86 10 5879 3902

Email: dshiu@cgsh.com

if to the Company, to:

eFuture Holding Inc.

A1103, A1105, A1106-07, Building A, Chengjian Plaza

No. 18 Beitaipingzhuang Road, Haidian District

Beijing, 100088, People’s Republic of China

Attention: Troe Wen

Facsimile: +86 10 5091 6154

with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025, People’s Republic of China

Attention: Fang Xue, Esq.

Facsimile: +86 10 6502 8510

Email: fxue@gibsondunn.com

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Section 10.4 Governing Law; Jurisdiction . (a) This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to the choice of Law principles thereof. Notwithstanding the foregoing, if any provision of this Agreement with specific reference to the Laws of the Cayman Islands and relating to the fiduciary duties of the board of directors, internal corporate affairs of Parent, Merger Sub and the Surviving Company, the Merger and exercise of any dissenter’s rights with respect to the Merger shall be subject to the Laws of the Cayman Islands, the Laws of the Cayman Islands shall supersede the Laws of the State of New York with respect to such provision.

(b)        Subject to the last sentence of this Section 10.4(b), any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the arbitration rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s). The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 10.5 No Third Party Beneficiaries. Except (i) as expressly set forth in Section 7.7 and Section 9.5, and (ii) on and after the Effective Time, the rights of the holders of Shares, Company Options and Restricted Shares to receive the consideration as set forth in Article III, this Agreement shall be binding upon and inure solely to the benefit of each party and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 10.6 Severability. The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

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Section 10.7 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the parties in accordance with their specific terms or were otherwise breached by the Company. It is accordingly agreed that each party hereto (in the case of the Company, acting upon the direction of the Special Committee) shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement against the other party, this being in addition to any other remedy to which they are entitled at Law or in equity. Each party hereto hereby waives (a) any defense in any action for specific performance that a remedy at Law would be adequate, and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

Section 10.8 Confidentiality.

(a) Prior to and during the term of this Agreement, each party has disclosed or may disclose to the other party Confidential Information. Subject to Section 10.8(b), unless otherwise agreed to in writing by the disclosing party, the receiving party shall (i) except as required by Law, keep confidential and not disclose or reveal any Confidential Information to any Person other than the receiving party’s Representatives or, in the case of Parent as the receiving party, and their respective Representatives, in each case, (A) who are actively and directly participating in the consummation of the Transactions or who otherwise need to know the Confidential Information for the Transactions and (B) whom the receiving party will cause to observe the terms of this Section 10.8, and (ii) not use Confidential Information for any purpose other than in connection with Transactions. Each party acknowledges that such party shall be responsible for any breach of the terms of this Section 10.8 by such party or its Representatives, and each party agrees, at its sole expense, to take all reasonable measures (including but not limited to court proceedings) to restrain its Representatives from prohibited or unauthorized disclosure or use of the Confidential Information.

(b)        In the event that the receiving party or any of its Representatives or, in the case of Parent as the receiving party, and their respective Representatives, is requested pursuant to, or required by, Law or any Governmental Entity to disclose any Confidential Information, the receiving party will provide the disclosing party with prompt notice of such request or requirement in order to enable the disclosing party to seek an appropriate protective order or other remedy (and if the disclosing party seeks such an Order, the receiving party will provide such cooperation as the disclosing party shall reasonably request), to consult with the receiving party with respect to the disclosing party’s taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this Section 10.8. In the event that such protective order or other remedy is not obtained, or the disclosing party waives compliance, in whole or in part, with the terms of this Section 10.8, the receiving party or its Representative will disclose only that portion of the Confidential Information that the receiving party is advised by counsel is legally required to be disclosed and will use such disclosing party’s best efforts to ensure that all Confidential Information so disclosed will be accorded confidential treatment.

Section 10.9 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

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Section 10.10 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 10.11 Interpretation. (a) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b)        The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

[Signature page follows]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

SHIJI (HONG KONG) LIMITED

By:	/s/ Zhongchu Li
Name: Zhongchu Li
Title: Director

EFUTURE CI LIMITED

By:	/s/ Zhongchu Li
Name: Zhongchu Li
Title: Director

EFUTURE HOLDING INC.

By:	/s/ Yuanzhu Lu
Name: Yuanzhu Lu
Title: Director

[Signature Page to the Agreement and Plan of Merger]

APPENDIX I

FORM OF PLAN OF MERGER